UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

CTM Media Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

22944D302
22944D401
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22944D302, 22944D401

1	NAME OF REPORTING PERSON Raging Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,769 Shares of Class A Common Stock 35,096 Shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,769 Shares of Class A Common Stock 35,096 Shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769 Shares of Class A Common Stock 35,096 Shares of Class B Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% of the Outstanding Shares of Class A Common Stock 11.5% of the Outstanding Shares of Class B Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22944D302, 22944D401

1	NAME OF REPORTING PERSON Raging Capital Fund (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,611 Shares of Class A Common Stock 48,320 Shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,611 Shares of Class A Common Stock 48,320 Shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,611 Shares of Class A Common Stock 48,320 Shares of Class B Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% of the Outstanding Shares of Class A Common Stock 15.8% of the Outstanding Shares of Class B Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22944D302, 22944D401

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,380 Shares of Class A Common Stock 83,416 Shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,380 Shares of Class A Common Stock 83,416 Shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,380 Shares of Class A Common Stock 83,416 Shares of Class B Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% of the Outstanding Shares of Class A Common Stock 27.2% of the Outstanding Shares of Class B Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 22944D302, 22944D401

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Class A Common Stock 250 Shares of Class B Common Stock
	8	SHARED VOTING POWER 6,380 Shares of Class A Common Stock 83,416 Shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Class A Common Stock 250 Shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 6,380 Shares of Class A Common Stock 83,416 Shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,380 Shares of Class A Common Stock 83,666 Shares of Class B Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% of the Outstanding Shares of Class A Common Stock 27.3% of the Outstanding Shares of Class B Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22944D302, 22944D401

The following constitutes an amendment to (a) the Schedule 13G reporting ownership of the Class A Common Stock of the Issuer filed by the undersigned on July 27, 2010 and (b) the Schedule 13D reporting ownership of the Class B Common Stock of the Issuer filed by the undersigned on March 15, 2011.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the following securities (collectively, the “Securities”) of CTM Media Holdings, Inc. (the “Issuer”):

(a)	Class A Common Stock, par value $0.01 per share (“Class A Common Stock”).

(b)	Class B Common Stock, par value $0.01 per share (“Class B Common Stock”).

The address of the principal executive offices of the Issuer is 11 Largo Drive South, Stamford, Connecticut 06907.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b)           The address of the principal office of each of the Reporting Persons is Ten Princeton Avenue, Rocky Hill, New Jersey 08553.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 6,380 shares of Class A Common Stock owned directly by the Raging Funds is approximately $240,955, including brokerage commissions.  The shares of Class A Common Stock owned directly by the Raging Funds were acquired with the working capital of the Raging Funds.

The aggregate purchase price of the 83,416 shares of Class B Common Stock owned directly by the Raging Funds is approximately $2,220,438, including brokerage commissions.  The shares of Class B Common Stock owned directly by the Raging Funds were acquired with the working capital of the Raging Funds.

The aggregate purchase price of the 250 shares of Class B Common Stock owned directly by Mr. Martin is approximately $4,001, including brokerage commissions.  The shares of Class B Common Stock owned directly by Mr. Martin were acquired with Mr. Martin’s personal funds.

The Raging Funds and Mr. Martin effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

CUSIP NO. 22944D302, 22944D401

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons originally purchased the Securities based on the Reporting Persons’ belief that the Securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Securities at prices that would make the purchase or sale of Securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management and the board of directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Securities, selling some or all of their Securities, engaging in short selling of or any hedging or similar transaction with respect to the Securities or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Securities reported owned by the Reporting Persons is based upon 55,327 shares of Class A Common Stock and 306,313 shares of Class B Common Stock outstanding.  Such number of Securities outstanding is based upon 1,106,545 shares of Class A Common Stock and 6,126,267 shares of Class B Common Stock outstanding as of December 1, 2011, as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on December 5, 2011, after adjustment to reflect a one-for-twenty reverse stock split effected by the Issuer on or around December 13, 2011.

As of the close of business on January 19, 2012, Raging Capital Fund directly owned 1,769 shares of Class A Common Stock, constituting approximately 3.2% of the shares of Class A Common Stock outstanding, and 35,096 shares of Class B Common Stock, constituting approximately 11.5% of the shares of Class B Common Stock outstanding.  By virtue of their relationships with Raging Capital Fund discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Securities owned by Raging Capital Fund.

As of the close of business on January 19, 2012, Raging Capital Fund QP directly owned 4,611 shares of Class A Common Stock, constituting approximately 8.3% of the shares of Class A Common Stock outstanding, and 48,320 shares of Class B Common Stock, constituting approximately 15.8% of the shares of Class B Common Stock outstanding.  By virtue of their relationships with Raging Capital Fund QP discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Securities owned by Raging Capital Fund QP.

CUSIP NO. 22944D302, 22944D401

As of the close of business on January 19, 2012, Mr. Martin directly owned 250 shares of Class B Common Stock, constituting less than 1% of the shares of Class B Common Stock outstanding.

(b)           Each of the Raging Funds shares with Raging Capital and Mr. Martin the power to vote and dispose of the Securities directly owned, respectively, by the Raging Funds.  Mr. Martin has the sole power to vote and dispose of the shares of Class B Common Stock directly owned by Mr. Martin.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Securities reported herein that are not directly owned by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 20, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement by and among Raging Capital Fund, LP, Raging Capital Fund (QP), LP, Raging Capital Management, LLC and William C. Martin, dated January 20, 2012.

99.2	Power of Attorney.

CUSIP NO. 22944D302, 22944D401

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2012

Raging Capital Fund, LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

Raging Capital Fund (QP), LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

/s/ Frederick C. Wasch
Frederick C. Wasch as Attorney-in-fact for William C. Martin

CUSIP NO. 22944D302, 22944D401

SCHEDULE A

Transactions in the Securities During the Past 60 Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

RAGING CAPITAL FUND, LP

None

RAGING CAPITAL FUND (QP), LP

Class B Common Stock	385	33.0000	12/15/2011
Class A Common Stock	3,231	38.0000	01/18/2012
Class B Common Stock	13,794	38.0000	01/18/2012

RAGING CAPITAL MANAGEMENT, LLC

None

WILLIAM C. MARTIN

None